UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year end December 31, 2008

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from ______ to ______

COMMISSION FILE NUMBER 0-10587

RESOURCE BANK STOCK AND 401(K) SAVINGS PLAN

(Full title of the Plan)

FULTON FINANCIAL CORPORATION

One Penn Square

Lancaster, PA 17602

(Name of issuer of the securities held pursuant to the Plan

and the address of its principal executive office)

RESOURCE BANK STOCK AND 401(K) SAVINGS PLAN

FINANCIAL STATEMENTS AND

SUPPLEMENTAL SCHEDULES

DECEMBER 31, 2008 AND 2007

RESOURCE BANK STOCK AND 401(k) SAVINGS PLAN

Virginia Beach, Virginia

FINANCIAL STATEMENTS

December 31, 2008 and 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Retirement Plans Administrative Committee

Resource Bank Stock and 401(k) Savings Plan

Lancaster, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of Resource Bank Stock and 401(k) Savings Plan (“the Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with U.S. generally accepted accounting principles.

/s/Crowe Horwath LLP
Crowe Horwath LLP

Columbus, Ohio

June 25, 2009

Resource Bank Stock and 401(k) Savings Plan

Statements of Net Assets Available for Benefits

December 31,	2008	2007

Investments at fair value	$10,979,588	$16,172,947

Cash	12,725	182,541

Net assets available for benefits	$10,992,313	$16,355,488

The accompanying notes are an integral part of these financial statements.

Resource Bank Stock and 401(k) Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2008

Additions to net assets attributed to

Investment income/(loss)
Net depreciation in fair value of investments	$(4,781,089)
Interest and dividends	574,036
(4,207,053)

Contributions
Participant contributions	1,171,570
Rollover	23,661
Employer contributions	477,755
1,672,986

Total additions	(2,534,067)

Deductions from net assets attributed to

Benefits paid to participants	2,794,250
Administrative expenses	34,858
Total deductions	2,829,108

Net Change	(5,363,175)

Net assets available for benefits

Beginning of year	16,355,488
End of year	$ 10,992,313

The accompanying notes are an integral part of these financial statements.

Resource Bank Stock and 401(k) Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

1.	Description of Plan

The following description of the Resource Bank (“Company”)Stock and 401(k) Savings Plan (“Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering substantially all employees of Resource Bank. It is subject to the provisions of the Employee Retirement Income Security Act (“ERISA”).

Contributions

Each year, participants may contribute up to 50 percent of pre-tax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified plans. Participants direct the investment of their contributions and the company contributions into various investment options offered by the Plan. Fulton Financial Corporation Common stock is one of the investment options. . Fulton Bank, which is an affiliate of Fulton Financial Corporation, is the parent company of Resource Bank as a result of a merger effective March 15, 2008. For the year ended December 31, 2008, the Company contributed a matching contribution equal to 100 percent of the first 5 percent of compensation that a participant elects to defer. Participants become eligible for the Company’s matching contribution on the first day of the month following completion of one year of credited service. Additional Company contributions may be made at the option of the Company’s board of directors. Contributions are subject to certain limitations. Any participant who has attained age 50 by the end of the Plan year may make catch-up contributions in accordance with Code Section 414(v).

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) plan earnings, and charged with an allocation of administrative expenses, if applicable. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in Company contributions, except for Company matching contributions made after January 1, 2008, is based on years of service, as defined. Participants become 100% vested in these accounts after completion of two years of credited service. Vesting in Company matching contributions made after January 1, 2008 is immediate.

Participants who reach normal retirement age, die or become disabled while employed are 100% vested in their accounts.

Forfeited Accounts

At December 31, 2008 and 2007 forfeited nonvested accounts totaled $4,140 and $75,456, respectively. These accounts are first used to reduce administrative expenses of the Plan, then used to reduce Company contributions. Forfeitures totaling $84,108 were used to reduce employer contributions for the year ended December 31, 2008.

Resource Bank Stock and 401(k) Savings Plan

Notes to Financial Statements

Administrative Expense

Certain plan expenses of the Plan are paid by the Company.

Payment of Benefits

On termination of service due to death, disability, retirement, or termination, if the vested portion of the participant account is over $1,000, the participant may elect to receive a lump sum amount equal to the value of the participant’s vested interest in his or her account, periodic installment payments or a combination of both options. If upon termination of service, the participant’s vested account is under $1,000, a participant will receive the value of the vested interest in his or her account as a lump sum distribution.

2.	Summary of Accounting Policies

Accounting Method

The Plan’s financial statements are prepared on the accrual basis of accounting

Use of Estimates

The preparation of financial statements in conformity with accounting principals generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Adoption of New Accounting Standards

In September 2006, the FASB issued Statement No. 157, Fair Value Measurements (FAS 157). This Statement defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This Standard is effective for financial statements issued for fiscal years beginning after November 15, 2007. In October 2008, the FASB issued Staff Position (FSP) 157-3, Determining the Fair Value of a Financial Asset when the Market for That Asset Is Not Active. This FSP clarifies the application of FAS 157 in a market that is not active. The impact of adoption of these standards as of January 1, 2008 was not material to the Plan’s net assets available for benefits.

Resource Bank Stock and 401(k) Savings Plan

Notes to Financial Statements

Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

FAS 157 defines fair value as the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability. FAS 157 establishes a fair value hierarchy which requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In many cases, a valuation technique used to measure fair value includes inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The fair values of mutual fund investments and publicly traded common stocks are determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs).

Investments measured at fair value on a recurring basis are summarized below:

Fair Value Measurements
at December 31, 2008 Using
Quoted Prices in
Active Markets
for Identical
Assets
(Level 1)

Investments	$ 10,979,588

Resource Bank Stock and 401(k) Savings Plan

Notes to Financial Statements

Effect of Newly Issued But Not Yet Effective Accounting Standards

In April 2009, the FASB issued Staff Position (FSP) No. 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset and Liability Have Significantly Decreased and Identifying Transactions That are Not Orderly. This FSP emphasizes that even if there has been a significant decrease in the volume and level of activity, the objective of a fair value measurement remains the same. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants. The FSP provides a number of factors to consider when evaluating whether there has been a significant decrease in the volume and level of activity for an asset or liability in relation to normal market activity. In addition, when transactions or quoted prices are not considered orderly, adjustments to those prices based on the weight of available information may be needed to determine the appropriate fair value. The FSP also requires increased disclosures. This FSP is effective for annual reporting periods ending after June 15, 2009, and shall be applied prospectively. Plan management does not expect the adoption to have a material effect on the Plan’s net assets available for benefits or changes therein.

Payment of Benefits

Benefits are recorded when paid.

Resource Bank Stock and 401(k) Savings Plan

Notes to Financial Statements

3.	Investments

The following presents investments that represent 5 percent or more of the Plan’s net assets.

	2008	2007

Fulton Financial Corporation common stock, 237,388 and 275,468 shares, respectively	$2,283,673	$3,090,751
American Funds Income Fund of America - A, 113,477 and 117,387 shares, respectively	1,485,422	2,274,955
Janus Advisor Forty Fund, 34,383 and 42,716 shares, respectively	755,052	1,771,016
Lord Abbett Affiliated Fund - A, 93,517 and 98,618 shares, respectively	805,187	1,378,683
Calamos Growth Fund - A, 19,149 and 21,600 shares, respectively	558,393	1,266,830
DWS Blue Chip - A, 60,468 and 61,714 shares, respectively	662,134	1,115,176
Schwab S&P 500 Index Fund, 42,379 and 47,322 shares, respectively	588,643	1,070,903
Europacific Growth Fund, 33,749 and 36,606 shares, respectively	930,129	1,836,173
Pimco Total Return D, 150,082 and 115,358 shares, respectively	1,521,833	1,233,178
Schwab Retirement Advantage Money Fund, 1,236,668 and 726,450 shares respectively	1,236,668	*726,450

* Investment does not represent 5 percent or more of the Plan’s net assets at the end of this year, but is presented for comparison reasons.

During 2008 the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $4,781,089 as follows:

Common stocks	$431,039
Mutual funds	4,350,050

$4,781,089

Resource Bank Stock and 401(k) Savings Plan

Notes to Financial Statements

4.	Party-In-Interest Transactions

Parties-in-interest are defined under DOL regulations as any fiduciary of the plan, any party rendering service to the plan, the employer, and certain others. Certain plan investments are shares of stock in Fulton Financial Corporation, the parent of the plan sponsor and, therefore, these transactions qualify as party-in-interest transactions. The fair value of the Plan’s assets are based on quotes from an active market.

Certain plan investments are managed by Charles Schwab Trust Company (“Charles Schwab”). Charles Schwab is the trustee as defined by the Plan and, therefore, fees paid to Charles Schwab and Charles Schwab investments held by the Plan qualify as party-in-interest transactions. The investments have internal expenses that compensate Charles Schwab or its affiliates. Fees paid to Milliman, Inc. or its affiliates by the Plan for record keeping services were $34,858 for 2008. Certain professional fees for the administration of the Plan were paid by the Company. See disclosures in note 5 for related party transactions.

5.	Fulton Financial Corporation Common Stock

The Plan’s investment in Fulton Financial Corporation common stock at December 31 is as follows:

2008	2007
Number of shares
237,388	275,468
Cost basis
$ 2,921,915	$ 3,375,296
Market value
$ 2,283,673	$ 3,090,751

Approximately $161,165 of cash dividends were paid to the Plan by Fulton Financial Corporation during 2008. As of December 31, 2008 and 2007, approximately 21% and 19% respectively of the plan’s assets were invested in Fulton Financial Corporation common stock.

6.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100 percent vested in their employer contributions. Effective January 1, 2009 the Plan was merged into the Fulton Financial Corporation 401(k) Retirement Plan.

Resource Bank Stock and 401(k) Savings Plan

Notes to Financial Statements

7.	Tax Status

The Company has adopted a prototype plan document and is relying on the prototype sponsor’s opinion letter from the Internal Revenue Service dated July 25, 2002. The letter states that the prototype and related trust, as then designed, are in accordance with applicable sections of the Internal Revenue Code (“IRC”). Although the prototype plan has been amended since receiving the opinion letter, the prototype sponsor and the plan administrator believe that the plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

8.	Risks and Uncertainties

The Plan invests in various investment securities and in Fulton Financial Corporation common stock. Investment securities are exposed to various risks such as interest rate, market, liquidity, and credit risks. Investments are also exposed to concentration of credit risk due to the amount of funds invested in Fulton Financial Corporation common stock. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balance and the amounts reported in the statement of the net assets available for benefits.

9.	Subsequent Events

Effective January 1, 2009 the Plan was merged into the Fulton Financial Corporation 401(k) Retirement Plan.

10.	Form 5500 Reconciliation

The following is a reconciliation of the net assets available for benefits per the financial statements to the Form 5500 for December 31, 2008 and 2007, respectively:

2008	2007

Net assets available for benefits per the financial statements	$10,992,313	$16,355,488
Less: Transfer of assets due to plan merger	10,992,313	-
Net assets available for benefits per Form 5500	$-	$16,355,488

The following is a reconciliation of transfer of assets per the financial statements to the Form 5500 for the year ended December 31, 2008:

Plan transfers per financial statements	$-
Transfer due to plan merger	10,992,313
Transfer of assets from the Plan per Form 5500	$10,992,313

* * * *

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Resource Bank Stock and 401(k) Savings Plan have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Resource Bank Stock and 401(k) Savings Plan
Date: June 25, 2009	By: /s/Louis Yoka Louis Yoka Senior Vice President, Compensation & Benefits

EXHIBIT INDEX

EXHIBIT DESCRIPTION

23.1 Consent of Independent Auditors

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-135839 on Form S-8 of Fulton Financial Corporation of our report dated June 25, 2009, appearing in this Annual Report on Form 11-K of Resource Bank Stock and 401(k) Savings Plan for the year ended December 31, 2008.

/s/Crowe Horwath LLP
Crowe Horwath LLP

Columbus, Ohio

June 25, 2009